The O’Gara Group, Inc.
7870 East Kemper Road, Suite 460
Cincinnati, Ohio 45249
June 11, 2010
VIA EDGAR — FORM RW
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Peggy Fisher
Re:	The O’Gara Group, Inc. Registration Statement on Form S-1 File No. 333-153161
Ladies and Gentlemen:
     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The O’Gara Group, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of the above-referenced registration statement together with all exhibits thereto (the “Registration Statement”) effective upon filing of this Form RW. The Registration Statement was originally filed on August 22, 2008 and was never declared effective. The Company confirms that no securities were sold in connection with the offering.
     The Company continues to anticipate making an initial public offering, but is not prepared to do so at this time. Therefore, in order to preserve the original filing fee for future use, the Company is withdrawing the registration statement. Pursuant to Rule 477(c), the Company hereby advises the Commission that it may undertake a subsequent private offering in reliance upon Rule 155(c) under the Securities Act or another applicable exemption from registration.
     Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address above, with a copy to our counsel, Taft Stettinius & Hollister LLP, 425 Walnut Street, Suite 1800, Cincinnati, Ohio 45202 Attention: Bridget C. Hoffman, Esq. If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Ms. Hoffman at 513-357-9363.
     We thank you for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours, The O’Gara Group, Inc.
/s/ Wilfred T. O’Gara
Wilfred T. O’Gara
President and Chief Executive Officer